Appendix A
to the Operating Expense Limitation Agreement

Series of Professionally Managed Portfolios	Operating Expense Limit

Contravisory Strategic Equity Fund
Investor Class	1.25%
Institutional Class	1.00%

Effective Date:  April 30, 2013

PROFESSIONALLY MANAGED PORTFOLIOS	CONTRAVISORY INVESTMENT MANAGEMENT, INC.

By: /s/ Elaine E. Richards	By: /s/ William M. Noonan
Name: Elaine E. Richards	Name: William M. Noonan
Title: President	Title: President